angel.co/snapshyft

thor@snapshyft.com




SNAPSHYFT
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30/30

SNAPSHYFT®

THE MOST RELIABLE LABOR MARKETPLACE. EVER.

thor@snapshyft.com

Most food & beverage and hospitality operations continue to be forced to address staffing like it's still 1999

$76B

LOST ANNUAL REVENUE DUE TO BEING UNDERSTAFFED

HIGH TURNOVER RATE

- OVER 155% FOR WORKERS (OVER 61% FOR MANAGERS)

SHORT AVERAGE LENGTH OF EMPLOYMENT

- < 2 MONTHS FOR HOURLY POSITIONS
- 4 MONTHS FOR MANAGERS

HIGH EMPLOYEE REPLACEMENT COSTS

- $5,900 ANNUAL COST/EMPLOYEE

thor@snapshyft.com

HOW WE SOLVE THIS

The SNAP**SHYFT** labor marketplace connects understaffed food & beverage and hospitality operations with qualified industry pros, on-demand.

VETTED

EXPERIENCED

ON-DEMAND

TRACKING & ANALYTICS

ZERO PAPERWORK

DUAL RATING SYSTEM

- **Scale up workforce on-demand**
- **Comprehensive Support**
- **Industry-leading Fulfillment**

thor@snapshyft.com

THE TEAM



THOR

CEO

14 YRS F&B

12 YRS RECRUITING

MRINETWORK
EXPERTS IN GLOBAL SEARCH

Centerplate

HORIZON CONVENTION CENTER



STEPH

COO

10 YRS F&B

20 YRS HR/OPS

SOURCE INTERLINK

Lam RESEARCH

OMNI RESORTS la costa

The MILL CASINO HOTEL & RV PARK



TONY

CTO

20 YRS ENGINEERING

16 YRS HR SYSTEMS

Cummins

SMARTFILE

PURDUE UNIVERSITY

thor@snapshyft.com


SNAPSHYFT
Manager
Home
Post Shift
Post a Shift
Venue
The BrewHaus
Add Venue
Date
10/18/2019
Start time Duration Position
Quantity Rate
Minimum Age
Shift Details
9:00 am
6.5
Brand Promoter
1
$ 20.50
That's a fair price. You're likely to find a high quality Shyfter.
18+
Please arrive on time.
Extras-Include a free:
Meal
Drink
Transportation
POST
1:12
SNAPSHYFT
SnapShyft Service
Partly sunny, with a high near 78. South southeast wind around 8 mph.
30/30
View the detailed status of your shifts
COOK/CHEF
Sunday, October 27th, 4 pm
Annual Headless Horseman Festival
Edit
COOK/CHEF
Saturday, October 26th, 4 pm
Annual Headless Horseman Festival
Edit
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FULLY STAFFED. FULLY FUNCTIONAL. FULLY SUPPORTED.

CLIENT SNAPSHOT

stephanie@snapshyft.com

400+ UNIQUE VENUES

90%+ SUCCESS RATE

(COMPARED TO 34% INDUSTRY AVERAGE)

thor@snapshyft.com

CLIENT SNAPSHOT

- Ritz Charles
- Huse Culinary
- Smoking Goose Dorman Street Meatery
- MCL Restaurant & Bakery — Homemade. Every Day.
- Indianapolis Motor Speedway
- Redemption Alewerks — Since 2014
- Jonathan Byrd's Hospitality & Restaurant Group
- Indiana State Fairgrounds & Event Center
- Upland Brewing Co
- OCA — Quality Sausage, Salumi & Cheese, Crafted, Cured
- Horizon Convention Center
- monroe convention center — Bloomington, Indiana
- Conner Prairie
- Indianapolis Symphony Orchestra
- Indy Pride Festival '18 — Presented by salesforce
- McCormick Place Chicago
- Fulton Market Co.
- serendipity Catering
- 40 Years Corky's Catering Est. 1978
- Tijuana Flats Tex-Mex
- DLS Events
- Hyatt Place | Hyatt house
- Westin Hotels & Resorts
- Wyndham Hotels and Resorts
- Dan's gourmet Mac & Cheese

thor@snapshyft.com

SCREENED + EXPERIENCED + ON-DEMAND + TRACKING + PAPERLESS + FULFILLMENT =

MAXIMUM WORKER MOBILITY

thor@snapshyft.com

THE WORKERS

27k+

INDUSTRY PROS

A **SIMPLE WAY** TO **GAIN CONTR**
& **CHOICE**


Available shifts
Sun Mon Tue Wed Thu Fri Sat
21 22 23 24 25 26 27
22 Mon
DISHWASHER $103.50
Mon, Oct 22nd, 10 AM to 4 PM
500
Shift has been filled; accepting back-ups
DISHWASHER $60
Mon, Oct 22nd, 5 PM to 11 PM
500
Shift has been filled; accepting back-ups
25 Thu
COOK/CHEF $94.50
Thu, Oct 25th, 10 AM to 5 PM
500
Shift has been filled; accepting back-ups
COOK/CHEF $81

PAID NEAR INSTANTLY
+50% **MORE** PER HOUR,
PLUS:

- **BANKING**
- **TAX WITHHOLDING**
- **RETIREMENT**
- **HEALTH INSURANCE**
- **TELEMED**

thor@snapshyft.com

WORKER OVERVIEW
EARLY LEARNINGS

- 50% ARE UNDERBANKED
- 60% ARE FEMALE
- 66% HAVE 2+ EMPLOYERS

Worker 90 day activation: 37%

7.83 Hours Average Shift Length
4.82 Average Worker ★ Rating
4.76 Average Venue ★ Rating
32% Scheduled On-Demand
68% Scheduled In Advance

MOST REQUESTED	
27%	Server
27%	Cook/Chef
15%	Festival/Event
13%	Bartender
12%	Dishwasher

WORKERS EARNED 50% MORE PER HOUR ON OUR MARKETPLACE

* COMPARED TO NATIONAL INDUSTRY AVERAGE

thor@snapshyft.com

THE OPPORTUNITY


$5.2B
TARGET MARKET
$16B
TOTAL AVAILABLE MARKET

- FULL SERVICE HOTELS
- LARGE CATERING
- FESTIVALS & EVENTS
- SPORTS FACILITIES

- RESTAURANTS & BARS

thor@snapshyft.com

TARGET MARKET OVERVIEW
EARLY LEARNINGS

- MORE STABLE LEADERSHIP
- HIGHER VOLUME
- HIGHER AOV, AAV, AND LTV
- PREDISPOSED TO OUTSIDE STAFFING SOLUTIONS

RETENTION: **86%** (compared to 36% in 2018)

1,000,000 RESTAURANTS & BARS

- LOWER RETENTION
- LOWER AAV AND LTV
- LOWER VOLUME

34,000 HOTELS

70,000 CATERING, EVENT & SPORTS FACILITIES

thor@snapshyft.com

ADJACENT OPPORTUNITIES:
(WITH INDICATED DEMAND + HIGH TURNOVER)

- FOOD PACKAGING FACILITIES
- VALET & PARKING OPERATIONS
- HOUSEKEEPING

150,000 VALET & PARKING JOBS

1M HOUSEKEEPERS

1.2M FOOD PREPARATION & PACKAGING JOBS

thor@snapshyft.com

LIVE MARKETS

CENTRAL INDIANA — INDIANAPOLIS — WEST LAFAYETTE — BLOOMINGTON — MUNCIE

PILOT — DENVER

2020 PILOT MARKETS

CHICAGO — NASHVILLE — PHILADELPHIA — MIAMI — TAMPA — ORLANDO — MILWAUKEE — MADISON — PORTLAND — SEATTLE — LOUISVILLE — DETROIT

thor@snapshyft.com


Users
Success Rate
Temp Staffing Average
30000
20000
10000
0
100%
75%
50%
25%
0%
January
February
March
April
May
June
July
August
September
October
November

34%
AVE

thor@snapshyft.com


FULFILLMENT
TaskRabbit
pared
Wonolo
Instawork
Qwick
shiftgig
jitjatjo
facebook
upshift
craigslist
indeed
Temporary Staffing
monster
SPEED

SNAPSHYFT

3X

USP
HIGHEST EFFICIENCY
HIGHEST CONSISTENCY
HIGHEST WORKER QUALITY
HIGHEST SPEED OF DELIVERY
HIGHEST FULFILLMENT RATE
HIGHEST ROI

Manual

Automated

thor@snapshyft.com

		Fully Screened Workers	Matching Workers	Comprehensive Support	True On-Demand	Full Transparency	Billing & Payments	Fulfillment Rate
Job Boards, Classifieds & Community Boards	craigslist, facebook, indeed, monster	✗	Manual	✗	✗	✗	✗	N/A%
Traditional Temp Staffing Agencies	Temporary Staffing, Manpower, LGC, Adecco	✗	Manual	✗	✗	✗	Manual	30-40%
Digital Staffing Alternatives	pared, jitjatjo, Wonolo, QWICK, Instawork, shiftgig, upshift, Uber	✗ / Automated	Automated	✗ / Automated	Automated	✗	Manual / Automated	50-70%
SNAPSHYFT		✓	✓	✓	✓	✓	✓	90%+

CUSTOMERS: MEMBERSHIP + TRANSACTION

thor@snapshyft.com

	PRO	PREMIUM	PREMIUM+
Monthly Membership	$15	$50	$146
# Available Shift Postings/mo	10	Unlimited	Unlimited
Advanced Scheduled - Flat fee paid on worked shifts	$20 per shift	$20 per shift	$20 per shift
On-Demand - Flat fee paid on worked shifts	$35 per shift	$35 per shift	$20 per shift
Support Level	Standard	Premium	Concierge

ACQUISITION: Facebook, LinkedIn, Instagram, SEO, ASO, AdWords, Word of mouth, Blog, Email, PR, Biz Dev

- High Volume (#)
- Low Cost ($)
- Best performing (%)

ACTIVATION: Website, App Store, In-app Features, Define activation criteria for happy first visit

RETENTION: Emails, PNs/SMS, Social Drip, Automated emails

- Lifecycle emails +3 +7 +30
- Status emails monthly
- Event based emails

REFERRAL: Email, In-app Prompts, Surveys,

thor@snapshyft.com


Gross Revenue
Revenue Trendline
Gross Margin
Users
$80000
$60000
$40000
$20000
$0
30000
20000
10000
0
11149
12962
14855
15934
16776
18121
19954
21739
23242
25361
January
February
March
April
May
June
July
August
September
October

47%

REVENUE GROWTH MoM

thor@snapshyft.com

TOP 15 SEMIFINALIST | STARTUP OF THE YEAR 2019 | Powered by ESTABLISHED

TC TOP PICK

POWDERKEG. TOP-RATED EMERGING CULTURE 2019

INDIANA INNOVATION AWARDS 2018 Winner

BEST OF TECH IN INDIANA 2018 NOMINEE TECHPOINT Mira Awards

500

gener8tor BELIEVE • IGNITE • ACHIEVE

ATLAND VENTURES

elevate ventures

Gravity Ventures

ALUMNI VENTURES GROUP

thor@snapshyft.com

50%

YoY REVENUE GROWTH

86%

CLIENT RETENTION

91%

SUCCESS RATE FULFILLMENT

SNAPSHYFT®

THE MOST RELIABLE LABOR MARKETPLACE. EVER.